Filed by St. Jude Medical, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: EP MedSystems, Inc.

Commission File No.: 0-28260

Contacts:	St. Jude Medical	St. Jude Medical	EP MedSystems
	Angela Craig	Kathleen Janasz	David Bruce
	Investor Relations	Media Relations	President and Chief Executive Officer
	(651) 481-7789	(651) 415-7042	(856) 753-8533

St. Jude Medical to Acquire EP MedSystems

Transaction Will Accelerate St. Jude Medical’s Atrial Fibrillation Program

ST. PAUL, Minn., AND WEST BERLIN, N.J. – April 9, 2008 – St. Jude Medical, Inc. (NYSE: STJ) and EP MedSystems, Inc. (NASDAQ: EPMD) announced today that the Boards of Directors of both companies have unanimously approved a definitive merger agreement under which St. Jude Medical will acquire EP MedSystems for approximately $92.1 million.

Terms of the Agreement

Under the terms of the merger agreement, EP MedSystems shareholders will receive $3.00 of consideration for each EP MedSystems share they own, with the option of receiving that amount in cash or St. Jude Medical common stock. The number of shares of St. Jude Medical common stock that EP MedSystems shareholders will receive will be determined based on the average closing price over 10 trading days, ending on the second business day before the transaction closes. The cash and stock elections are subject to pro-ration such that St. Jude Medical will issue 40 percent of the total merger consideration in St. Jude Medical common stock and 60 percent in cash.

In connection with this transaction, St. Jude Medical’s Board of Directors has approved an additional stock buyback authorization of $50 million, which increases St. Jude Medical’s share repurchase authorization from $250 million to $300 million. The additional buyback authorization will be used to offset the shares issued in this transaction.

The companies anticipate this acquisition will close during the third quarter of 2008. In connection with this transaction, St. Jude Medical will record a special charge for in-process R&D. This acquisition does not change St. Jude Medical’s existing guidance for 2008 earnings per share, exclusive of the special charge.

Acceleration of St. Jude Medical’s AF Program

Upon completion, this transaction will immediately add two new growth drivers to St. Jude Medical’s program for products used in atrial fibrillation (AF) and other electrophysiology (EP) catheterization procedures. This includes the EP-WorkMate® computerized electrophysiology workstation with a fully integrated EP-4™ Computerized Cardiac Stimulator and expansion options to incorporate the NurseMate™ Remote Review Charting Station. The EP-WorkMate® platform already enjoys a strong number two share of the global market for EP recording systems in spite of limited sales and marketing resources.

This transaction will also expedite St. Jude Medical’s entry into the high-growth intracardiac ultrasound echocardiography (ICE) market with the EP MedSystems ViewMate® II intracardiac ultrasound system and the next generation ViewFlex™ PLUS ICE catheter scheduled for market release this quarter. This market is growing at an estimated 25 percent to 30 percent per year and includes both electrophysiology and interventional cardiology applications.

“This transaction will accelerate the growth of St. Jude Medical’s program to help physicians cure atrial fibrillation,” said Daniel J. Starks, chairman, president and chief executive officer of St. Jude Medical. “EP MedSystems’ new ClearWave™ signal recording technology and its next generation ViewFlex™ PLUS ICE catheter will be especially important additions to our AF technology platform.”

David Bruce, president and chief executive officer of EP MedSystems, said, “With growth accelerating over the past year, EP MedSystems’ products and market position are stronger than they’ve ever been thanks to the focus and efforts of our employees. This transaction delivers significant shareholder value and enables our key product platforms to benefit from the extensive worldwide distribution, customer support and product development infrastructure of St. Jude Medical. We look forward to working with the St. Jude Medical team toward a seamless combination.”

The transaction is subject to certain closing conditions and regulatory approvals, and approval by EP MedSystems shareholders. Following the close of the transaction, Bruce is expected to join St. Jude Medical, and EP MedSystems will become part of the Atrial Fibrillation division of St. Jude Medical.

In connection with the transaction, Gibson, Dunn & Crutcher, LLP is serving as legal counsel for St. Jude Medical. Piper Jaffray & Co. is acting as financial advisor to EP MedSystems, and Morgan, Lewis & Bockius LLP is serving as legal counsel for EP MedSystems.

Earnings Webcast Information

As previously announced, St. Jude Medical will hold a webcast to discuss its first quarter 2008 financial results on Wednesday, April 16, 2008, at 8:00 a.m. CDT. St. Jude Medical will also discuss this transaction at that time. The webcast can be accessed at www.sjm.com

About EP MedSystems

EP MedSystems develops, manufactures and markets a line of products for use in the cardiac rhythm management or electrophysiology market which are used for visualization, diagnosis and treatment of cardiac rhythm disorders. EP MedSystems’ EP product line includes the EP-WorkMate® computerized electrophysiology workstation, with expansion options to incorporate the NurseMate™ Remote Review Charting Station, and the EP-4™ Computerized Cardiac Stimulator. In addition, EP MedSystems’ intracardiac echo (ultrasound or ICE) ultrasound catheter system, including its ViewFlex® intracardiac imaging catheters and ViewMate® II ultrasound imaging system, is used for live visualization of devices and anatomy during catheter based procedures in EP and interventional cardiology. Full year 2007 net sales for EP MedSystems were approximately $19 million. For more information, visit EP MedSystems’ website at www.EPMedSystems.com

About St. Jude Medical

St. Jude Medical is dedicated to making life better for cardiac, neurological and chronic pain patients worldwide through excellence in medical device technology and services. St. Jude Medical has five major focus areas that include: cardiac rhythm management, atrial fibrillation, cardiac surgery, cardiology and neuromodulation. Headquartered in St. Paul, Minn., St. Jude Medical employs approximately 12,000 people worldwide. For more information, please visit www.sjm.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include statements regarding the timing of the transaction and the consideration to be received by the shareholders of EP MedSystems, the successful integration of the EP MedSystems business into St. Jude Medical, the expansion of St. Jude Medical’s product offering, St. Jude Medical’s presence in the ICE market, the enhancement of value and benefits to physician customers and to St. Jude Medical’s and EP MedSystems’ shareholders, and the ability to realize growth and efficiencies as a result of the transaction. The statements made in this press release are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such statements involve potential risks and uncertainties, such as whether the merger will be approved by the shareholders of EP MedSystems or by regulatory authorities, whether each of the other conditions to closing set forth in the merger agreement will be met, the ability of St. Jude Medical to integrate EP MedSystems successfully, whether the transaction will result in the enhancement of value and benefits to physician customers and to St. Jude Medical’s and EP MedSystems’ shareholders, and the general effects of financial, economic, regulatory and political conditions affecting the medical device development, manufacture, sales and service industries. Neither St. Jude Medical nor EP MedSystems intends to update these statements or undertakes any duty to any person to provide any such update under any circumstance.

Additional Information

This announcement is neither an offer to purchase, nor a solicitation of an offer to sell, shares of EP MedSystems, nor is it an offer to sell, or a solicitation of an offer to purchase, shares of St. Jude Medical. St. Jude Medical and EP MedSystems will be filing a registration statement/joint proxy statement with respect to the merger and the merger consideration with the Securities and Exchange Commission (SEC). EP MedSystems shareholders are advised to read the registration statement/joint proxy statement when it is made available to them, because it will contain important information that should be read carefully before any decision is made with respect to the merger. The registration statement/joint proxy statement will be made available to all shareholders of EP MedSystems at no expense to them, and will also be available at no charge on the SEC’s web site at www.sec.gov. Shareholders may also obtain copies of the registration statement/joint proxy statement without charge by requesting them from EP MedSystems in writing at 575 Route 73 North, Building D, West Berlin, NJ, 08091, or by phone at (856) 753-8533. St. Jude Medical and EP MedSystems and their respective officers and directors may be deemed participants in the solicitation of proxies from their stockholders with respect to the transactions contemplated by the proposed merger. A description of any interests of the executive officers and directors of EP MedSystems in the proposed merger will be set forth in the proxy statement/prospectus.